# CLINUVEL

## U.S. Expansion Supported by Strong Foundation

Financial Year Ended 30 June 2026

*Investor Briefings: 27 August – 4 September 2026*



# Forward-looking statement

## CLINUVEL GROUP

This release contains forward-looking statements, which reflect the current beliefs and expectations of CLINUVEL's management. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as "anticipate," "believe," "consider," "continue," "could," "estimate," "expect," "foresee," "intend," "likely," "may," "objective," "potential," "plan," "predict," "project," "seek," "should," "will" and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Statements may involve a number of known and unknown risks that could cause our future results, performance, or achievements to differ significantly from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include but are not limited to risks relating to: our ability to develop and commercialise pharmaceutical products; pandemics, epidemics, public health emergencies, geopolitical conflicts, trade restrictions, natural disasters and other disruptions affecting global supply chains, including our ability to develop, manufacture, market and sell biopharmaceutical and PhotoCosmetic products; competition for our products, especially SCENESSE® (afamelanotide 16mg), CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed and characterised by us as PhotoCosmetics; our ability to achieve expected safety and efficacy results in a timely manner through our innovative R&D efforts; the effectiveness of our patents and other protections for innovative products, particularly in view of national and regional variations in patent laws; our potential exposure to product liability claims to the extent not covered by insurance; increased government scrutiny in either Australia, the U.S., Europe, the UK, Israel, China, Japan, and/or LATAM regions of our agreements with third parties and suppliers; our exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; that the Company may incur unexpected delays in the outsourced manufacturing of SCENESSE®, CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed as PhotoCosmetics which may lead to the Company being unable to launch, supply or serve its commercial markets, special access programs and/or clinical trial programs; any failures to comply with any government payment system (i.e. Medicare, Medicaid, and U.S. Department of Veteran's Affairs) reporting and payment obligations; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology, cosmetic and consumer based products; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; our ability to retain or attract key personnel and managerial talent; the impact of broader change within the pharmaceutical industry, cosmetic industry and related industries; potential changes to tax liabilities or legislation; environmental risks including the risk factors described in the Company's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, together with the Company's announcements lodged with the Australian Securities Exchange. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation except as required by applicable law, the rules of the Australian Securities Exchange, the U.S. Securities and Exchange Commission, Nasdaq, or other applicable regulatory requirements, to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. More information on preliminary and uncertain forecasts and estimates is available on request, whereby it is stated that past performance is not an indicator of future performance.

FY2026

# Financial performance

- disciplined and balanced approach
- second consecutive year of $100m+ total revenue
- 10 consecutive annual profits
- 9 consecutive annual dividends
- FX translation of US$ term deposits resulted in *unrealised* loss of $4m impacting net profit
- RD&I growth through controlled expenses
- $12m of FY2026 income tax prepaid

| CONSOLIDATED ENTITY[1] | 30 June 2026 | Change |
|---|---|---|
| Revenues[2] | A$94m | -1% |
| Revenues plus Interest and Other Income | A$101m | -4% |
| Expenses | A$53m | -0.5% |
| Net Profit Before Income Tax Expense | A$48m | -8% |
| Net Profit After Income Tax Expense | A$34m | -6% |
| Cash Reserves[3] | A$252m | +12% |
| Basic Earnings per Share | A$0.68 | -6% |
| Net Tangible Assets Backing per Share | A$5.35 | +12% |
| Dividend per Share Declared | A$0.05 | Stable |

1. All figures released to the Australian Securities Exchange in Australian dollars (A$) for financial year ended 30 June 2026.
2. Revenues from ordinary activities, excluding interest and other income.
3. Cash Reserves equal Cash and cash equivalents plus Cash held in term deposits (i.e. short-term investments).

FY2026

# Profitability

## SCENESSE® in EPP[1] – profitability

| | |
|---|---|
| revenues growth over a decade | 10-year CAGR **31%** |
| expenses growth well controlled | 10-year CAGR **18%** |
| net profit margin | **36%** |
| reinvestment RD&I | **34%** |
| return on equity | **13%** |



Year Ending 30 June (A$m)
100
80
60
40
20
0
-20
-40
-60
60
50
40
30
20
10
0
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Revenues (LHS)
Expenses (LHS)
Net Profit Before Tax (RHS)
Net Profit After Tax (RHS)

1. Erythropoietic protoporphyria.

FY2026

# Expenses



A$m
FY2025
FY2026
Communications and Marketing
−1.2%
8.9
8.4
General and Administrative
+15.7%
9.3
11.2
Research and Development
-12.6%
20.7
18.1
Cost of Revenues
+6.8%
14.8
15.8
0
7
14
21

- Expenses well controlled at $A53m, lower than 5- year average forecast expenditures.
- Largest allocation of resources to R&D at 34% of total expenses; reduction reflects cyclical timing of CUV105 clinical program completion
- Rise in General and Admin. reflects one-off Nasdaq listing costs
- Communications and Marketing lower as discretionary costs reduced

FY2026

# Strong balance sheet

| Year ended 30 June | 2025 | 2026 | △ |
|---|---|---|---|
| Total Assets | A$272m | **A$295m** | **+9%** |
| Total Liabilities<br>• mainly trade creditors & tax<br>• debt-free | A$31m | **A$22m** | **-28%** |
| Cash Reserves [1] | A$224m | **A$252m** | **+12%** |

1. Cash Reserves finance key initiatives through re-investment
2. Investment in infrastructure
   - expansion of Singaporean RD&I facility
   - refurbishment of Egham, UK, office
3. Establishing manufacturing & supply chain integration
4. Development of VLRX-L next-generation peptide platform
5. Balance Sheet strength provides resilience & optionality

1. Cash Reserves equal Cash and cash equivalents plus Cash held in term deposits (i.e. short-term investments).


Assets & liabilities (A$m)
300
250
200
150
100
50
0
Assets
Liabilities
FY2022
FY2023
FY2024
FY2025
FY2026


Cash reserves (A$m)
280
240
200
160
120
80
40
0
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026

# Profitable, focused, disciplined

Ten years profitable
- distribution of SCENESSE® for EPP
- Europe, U.S.A., Israel, UK, Canada

Strong balance sheet
- zero debt
- cash reserves A$252m (US$171m)
- >4 year OPEX cash runway

Nine years of dividends – FY2026 returning 9% of cash reserves increase

High potential pipeline

# Building a sustainable, integrated biopharmaceutical company


melanocortins, chemistry, pharmacology
indications, clinical
formulation development
manufacturing
in-licensing, M&A

**HQ** – transitioning from Australia to U.S.A.

**Principal operations** – U.S.A., Europe, UK, Singapore

# Milestones

| 1999 | 2001 | 2004 | 2006 | 2016 | 2020 | 2021/22 | 2025 | 2026 |
|---|---|---|---|---|---|---|---|---|
| Incorporated in Australia upon acquisition of afamelanotide technology | Listed on Australian Securities Exchange; trades as CUV | Established ADR Level I, on U.S. OTC; Commenced trading on Börse Frankfurt (UR9) | Strategic refocus "one drug for one indication" | SCENESSE® distribution EU | SCENESSE® distribution USA | Expansion of Product Range & Clinical Program; First adolescent EPP patient treated | First phase III vitiligo trial fully recruited; EU maximum recommended dose removed | Commenced ADS Level II, traded on Nasdaq (CUVL); SCENESSE® distribution Canada |

# Expanding American presence

## Significant opportunity to treat patients in need

## Increased American investor interest

- Phase III vitiligo studies – systemic Rx [not immune suppressive]
- SCENESSE® in EPP – direct distribution across 129 U.S. and 5 Canadian centers – 190 targeted (2027)
- U.S. comprises >43% of global EPP revenues
- Nasdaq uplisting (ADS, Level II) – completed 20 July 2026
- Board considering full listing on Nasdaq / delisting ASX
- Head Office relocation to U.S. – from 1 January 2027
- Increase U.S. management team – 2027


North
American
EXPANSION

# Commercial product and pipeline: melanocortins



Preclinical
Phase I
Phase II
Phase III
Commercial
SKIN
SCENESSE® (afamelanotide 16 mg) in adult EPP
EEA, UK, CH, U.S.A., ISL, CAN, AUS
SCENESSE® (afamelanotide 16 mg) in adolescent EPP
Filing H2 2027
SCENESSE® (afamelanotide 16 mg) in adolescent and adult vitiligo
Topline results CUV105 H2 2026
SCENESSE® (afamelanotide 16 mg) in variegate porphyria
BRAIN
NEURACTHEL® instant – IS, MS [1]
1st European filing H2 2026
NEURACTHEL® modified release – CNS [1]
Preclinical program ongoing
PEPTIDE PLATFORM
VLRX–L controlled-release peptide platform
Further preclinical results 2027
Other platforms TBA

1. IS= infantile spasms; MS = multiple sclerosis; CNS = central nervous system.

# Future outlook

## Foundation of 20 years

**Products, indications & healthcare solutions**
- 2 pharmaceutical products
- 5 conditions
- 3 PhotoCosmetic product lines

**Advancing RD&I**
- novel sustained-release liquid peptide formulations (VLRX-L)

**Capital management**
- disciplined deployment of capital
- no dilutive capital raisings – 10 years
- debt free

## MELANOCORTIN HOUSE

TAM >US$300m
**Porphyria** (EPP & VP)
CUV: FY26 US**$64m**[1]

TAM >US$4.5b
**Vitiligo**
CUV: US**$490–570m**[2]

TAM >US$1.3b
**ACTH**
CUV: US**$150m**[2]

TAM >US$6.2b
**PhotoCosmetics**
CUV: US**$50m**[2]

**Vitiligo Phase III top line data expected December 2026 is a key value driver**

TAM and penetration figures are in U.S. dollars (US$). 1. EPP revenues in FY26. 2. CLINUVEL estimates, Vitiligo is year 1 and 2 in U.S.A.

# Calendar & catalysts

| | CY2026 H1 | H2 | CY2027 H1 | H2 |
|---|---|---|---|---|
| **SCENESSE®** | | Health Canada: Marketing Authorization decision √ | | |
| | | | | EMA filing SCENESSE®: adolescent use in EPP |
| Phase III, CUV105 vitiligo | AAD'26 cases presented √ | Top line results (Dec '26) | Complete results | |
| Phase III, CUV107 vitiligo | EMA Scientific Advice √ | Start recruitment (Nov '26) | FDA vitiligo meeting | Recruitment completed |
| **ACTH–NEURACTHEL®** | | EU: 1st filing(s) for marketing authorisation | | |
| **VLRX–L** | | Liquid controlled-release formulation first preclinical results √ | | |
| **Pipeline** | | | New peptides in liquid controlled-release preclinical data | |
| **RD&I** | | VALLAURIX Singapore: complete construction of expanded RD&I Centre | | |
| **Finance, commercial** | FY'26 Half Year Results (31 Dec '25) √ | FY'26 Financial Year Results (30 Jun '26) √ | FY'27 Half Year Results (31 Dec '26) | FY'27 Financial Year Results (30 Jun '27) |
| | Commercial update EPP-Vitiligo √ | SEC review: Nasdaq, ADR upgrade √ | | |

Plans and expected timelines are subject to change as part of running an active business in a volatile operating environment. In addition, product development and clinical studies can experience delays and the time periods of assessment of regulatory submissions can vary.

CLINUVEL

# Thank you

Authorised for ASX release by the Managing Director on behalf of the Board of Directors of CLINUVEL PHARMACEUTICALS LTD

Head of Investor Relations: Mr Malcolm Bull, CLINUVEL PHARMACEUTICALS LTD

Investor Enquiries: https://www.clinuvel.com/investors/contact-us

Level 22, 535 Bourke Street, Melbourne – Victoria, Australia, 3000 | T +61 3 9660 4900 | F +61 3 9660 4909

www.clinuvel.com

ASX: CUV | Börse Frankfurt: UR9 | ADR Level II: CUVL